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                             [SUPER 8 MOTEL LOGO]

                                    UPDATE
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VOL 15 NO.4/JANUARY,1996     SUPER 8 MOTELS NORTHWEST I     FOURTH QUARTER 1995
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                                 NATIONAL NEWS
                      NATIONAL PRESS ATTENTION CONTINUES

   In a recent issue of the Hotel and Motel Management magazine, Super 8 Motels President Robert Weller revealed that the secret of Super 8's repeat customer business is evidenced in the long-standing VIP Club--which, with 3.3 million members, accounted for more than one-half of the 1994 room nights.

                             ADDITIONAL GOOD NEWS
                            REGARDING MARKET SHARE

   A primary focus in the presentations at the Super 8 Winter 1995 Regional Marketing Meetings was a current market share report from D. K. Shifflet, Inc. Super 8's Vice President of Marketing, Thomas McNulty, shared the following:

        **Super 8 shows the greatest market share increase in the economy segment, followed by Comfort Inns in second place. Today, Super 8 enjoys a 7.3% share of the market, compared to 6.4% in 1993, and only 5.6% in 1992.

        **Superline posted a 5% increase in call volume in 1995 over 1994--up to 7 million calls. Even more importantly, Superline produced a 20% increase in reservations made. These 3 million reservations represent 35% of all rooms sold system-wide, second only to Red Roof Inns at 39%.

        **Super 8 proudly notes that it is now the economy segment leader in guest satisfaction, outranking all its competitors in the three major categories: satisfaction, service, and value.

                      C.U.C AGREEMENT PROVES PRODUCTIVE

   Investors will recall a brief report in the October 1995 Update about
Super 8's marketing agreement with C.U.C. International, the leading discount travel club in the United States. We are advised that as of December 20, 1995, C.U.C. has enrolled 40,000 new VIP Club members. Further, they have booked 24,000 reservations, representing 34,000 room nights and $1,300,000 in revenue. All this activity was generated in just six months.

                  FIRST SUPER 8 HOTEL OPENS IN SAN FRANCISCO

   August of 1995 marked the opening of Super 8's first downtown property with the "Hotel" designation on Geary Street in San Francisco. With 102 rooms in six stories, the hotel is unlike the chain's traditional roadside Inn.

   This new concept of the Super 8 Hotel is designed as a solution to the needs of the Super 8 customer in major city/downtown locations. Currently the San Francisco unit is breaking all revenue records. It will, however, lose its one-of-a-kind status with the opening of a similar property in Ottawa, Canada. An increase in Super 8's corporate business from 40% to 48% of its guest mix prompted this move to the city; as a result, negotiations for other hotels are underway in Atlanta, New York, and Philadelphia.

                                REGIONAL NEWS
                             FOURTH QUARTER FOCUS
                            1996 BUSINESS PLANNING

   The entire Peninsula Management Northwest team devoted the months of September, October, and November to the development and approval of a 1996 Business Plan and Budget for each of the 23 motels operated by the Company. The process entailed extensive input from the property managers, as well as observations and inspections from Regional Managers, Personnel and Training, Marketing, and Maintenance departments. The process culminated in a presentation of the final product at the Managers' Meeting held in early December at the Corporate Office in Tumwater. Both the Business Plans and 1996 Budgets received official approval by The Peninsula Group's Board of Directors at its December 20, 1995 meeting.

   Illustrative of these 1996 Plans, and of their utility as working tools, is the following brief outline of their contents:

        I. Background and Operational Histories
        II. History of Results in Critical Areas for Success
        III. Business Condition--Economic and Competitive Data
        IV. Physical Plant Analysis
        V. 1996 Revenue Objectives/Plans--Marketing and Guest Retention
        VI. Productivity and Cost Control Plans

   Integral to all plans are mechanisms for both monthly, and more formalized quarterly, reviews of objectives and results, affording management timely opportunities to make mid-course adjustments.

                 PENINSULA EMPLOYEE BENEFITS SHINE IN SURVEY

   The scope of a recently commissioned independent employee benefits survey was to compare the benefits offered by The Peninsula Group Incorporated and affiliates with other hospitality companies similar in size and operations. Eight companies participated in the study.

   The survey results indicate that the benefit package offered by The Peninsula Group is favorably comparable with ALL eight companies in the areas of life insurance, health insurance, vacation pay, and exceeded the average trend in the areas of sick pay. Further, most surveyed were just beginning to research or offer the more specialized 401K and Section 125 plans. Included in the 1996 plan is similar research on behalf of Peninsula's employee group.

                            GUEST SECURITY IMPROVED
                          WITH NEW GUEST ROOM LOCKS

   The list of motels with newly installed or soon-to-be installed "Ving" locks continues to grow and now includes
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Lacey, SeaTac, Anchorage, Fairbanks, Juneau, Federal Way, Ketchikan, and
Yakima. This important improvement in guest security will be incorporated into all reasonable major motel renovations in 1996.

                             NEW DEVELOPMENT '96

   In late September, the Board approved the purchase of a new Super 8 Motel site on the North I-5 corridor in Ferndale, Washington. Construction start is slated for February 1, 1996.

   Occurring concurrently to the Ferndale development was the acquisition of a site on the I-5 corridor south of Portland in Woodburn, Oregon. Crews are expected to commence work on this highly visible location in May, 1996.

                          SUPER 8 MOTELS NORTHWEST I

   From a revenue perspective, the operating results of the properties of Super 8 Motels Northwest I were below expectations. This is wholly due to the disruption caused by the major renovation to the SeaTac motel. Because of regulatory harassment, the job was constantly delayed, adding costs and removing opportunity for revenue. Currently management is reviewing the pros and cons of bringing an action against the City of SeaTac for abuse of regulatory authority. Such an action is very difficult to litigate with favorable results, so it may very well be a waste of time and additional funds. On the other hand, such regulatory abuses cost all of us immense amounts of money every year. In certain areas, government has just run amuck, and this instance is a classic example of regulation overwhelming common sense.

   In any event, the SeaTac property rented 3,672 less rooms in 1995 than 1994, bringing year-end occupancy down to 51.6% of total rooms. Average daily rate
(ADR) increased by $2.69, or almost 5% compared to 1994. The net effect was a decrease in net room revenues in the amount of $141,017. The bright side of all of this is that the SeaTac Super 8 Motel is now one of the most modern and up-to-date facilities in the Super 8 system, as well as one of the best in its class at SeaTac. The motel has improved guest security with the latest in electronic guest room door locks, better interior and exterior lighting, and other security apparatus. It is more energy efficient with new heat pumps/air conditioners, low voltage/high efficiency lighting and new televisions thoughout the property, Most of all, SeaTac Super 8 invites guests to enjoy the new lobby, coffee bar and waiting area; new, very efficient check-in desk; exercise room with high-quality equipment; baggage storage area; elevator;
new bathroom configurations with enhanced lighting and sink areas; remote-controlled televisions; special rooms with recliners and enhanced work spaces; and, upgraded and refurbished conference room and small executive meeting room.

   It was discouraging and frustrating to lose the revenue during the remodel, but in the long term, it should be well worth the investment in time, effort and money!

   The Federal Way Super 8 had a very good year. It ended 1995 with a strong fourth quarter--an overall increase in occupancy of 1,128 rooms, better than 5% increase over 1994. ADR also increased by $.67 to $44.74. Net room sales increased by almost $64,000, or 7% overall growth in 1995.

   You will find comparative occupancy and room rate charts enclosed, along with unaudited year-end financial statements. We're still consulting with our accounting firm to determine the proper allocation of the cost of the SeaTac renovation. You will note a large increase in "supplies and maintenance." This partially reflects the allocation of a portion of the renovation costs to current expenses. As such, there may be additional adjustments between the enclosed statements and the year-end audited statements. The CPA firm of Moss Adams is currently performing the 1995 year-end audit of the partnership books. The audited statement will be sent to you along with your first quarter 1996 statements in the April 30, 1996 newsletter mailing.

   Fourth quarter 1995 distribution is in the amount of $25.00 per partnership unit. This distribution equals a 10% annualized distribution for the quarter. This check brings your total distributions for 1995 to $100.00 per partnership unit, or 10% per annum of each $1,000.00 invested.

   Two items for your calendars:

   First, you should receive your 1995 income tax information directly from the preparer during the first several days in March, 1996. As always, they will be mailed not later than the last day of February, 1996. Should you not receive your information in very early March, 1996, please call the Corporate Office at 360-943-8000. You only need to leave your name, current address, and partnership (Northwest I) with the receptionist and she will forward the information to Investor Relations. Please do not call for the information prior to the above-noted date; the information is mailed to you directly from the tax preparer and we do not have the information before that date. Thank you for your help in this matter.

   Second, the annual Super 8 Motels Northwest I partnership informational meetings will be held as follows:

DATE:           Tuesday, April 16, 1996
TIME:           7:00 p.m.*
LOCATION:       Conference Room, SeaTac Super 8 Motel
                3100 South 192nd, SeaTac, Washington

        -OR-

DATE:           Thursday, April 18, 1996
TIME:           8:00 p.m.
LOCATION:       Conference Room, Portland Super 8 Motel
                11011 N.E. Holman, Portland, Oregon

   Your attendance is welcome and appreciated. *Please note: Super 8 Motels Northwest II statements and operational data will be discussed at the conclusion of the 7:00 p.m. NW I meeting at SeaTac.

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                          The Oficial Publication of
                            [PENINSULA GROUP LOGO]

           7515 Terminal St. SW, Tumwater, WA 98501/(360) 943-8000
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Owners and operators of America's finest economy lodging serving 23 convenient
Northwest locations:
ALASKA: Anchorage-Fairbanks-Juneau-Ketchikan OREGON: Ashland-Bend-Corvallis-Grants Pass-Klamath Falls-Portland International Airport-Salem-Wilsonville
WASHINGTON: Bremerton-Ellensburg-Federal Way-Kelso-Kennewick-Moses Lake-Olympia/Lacey-Port Angeles-SeaTac International Airport-Walla Walla-Yakima